

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 3, 2009

<u>VIA U.S. MAIL</u>

W. Gerald Newmin
Chief Financial Officer
MultiCell Technologies, Inc.
68 Cumberland Street, Suite 301
Woonsocket, Rhode Island 02895

>   **Re: MultiCell Technologies, Inc.**
>   **Form 10-K for the year ended November 30, 2008**
>   **Filed March 16, 2009**
>   **File No. 001-10221**

Dear Mr. Newmin:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Jeff Jaramillo
      Accounting Branch Chief